EXHIBIT 12.1
Baxter International Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
(unaudited — in millions, except ratios)

Years ended December 31,	2005	2004	2003	2002	2001
Income from continuing operations before income taxes and cumulative effect of accounting changes	$1,444	$430	$1,129	$1,386	$962

Fixed charges
Interest costs	184	144	152	100	129
Estimated interest in rentals (A)	46	50	51	46	36

Fixed charges as defined	230	194	203	146	165

Adjustments to income
Interest costs capitalized	(18)	(18)	(37)	(30)	(22)
Net gains of less than majority- owned affiliates, net of dividends	(6)	(5)	(23)	(1)	(1)

Income as adjusted	$1,650	$601	$1,272	$1,501	$1,104

Ratio of earnings to fixed charges (B)	7.17	3.10	6.27	10.28	6.69

(A)	Represents the estimated interest portion of rents.

(B)	Excluding the following pre-tax special charges included in “Income from continuing operations”, the ratio of earnings to fixed charges was 7.47, 7.98, 7.93, 11.58 and 9.53 in 2005, 2004, 2003, 2002 and 2001, respectively.

2005:
$109 million benefit relating to restructuring charge adjustments, charges of $126 million relating to infusion pumps, and a charge of $50 million relating to the exit of hemodialysis instrument manufacturing.

2004:	$543 million charge for restructuring, $289 million charge for impairments and $115 million for other special charges.
2003:	$337 million charge for restructuring.
2002:	$163 million charge for in-process research and development and $26 million charge for restructuring.
2001:	$280 million charge for in-process research and development and other special charges and $189 million charge relating to discontinuing the A, AF and AX series dialyzers.